Exhibit 99.1

MOLEX 2005 OUTSIDE DIRECTORS' DEFERRED COMPENSATION PLAN

(Effective as of January 1, 2005)

PLAN HISTORY		
PLAN ACTION	**ADOPTED**	**EFFECTIVE DATE**
Original	June 23, 2005	January 1, 2005
Amendment and Restatement	July 28, 2006	January 1, 2005

MOLEX 2005 OUTSIDE DIRECTORS' DEFERRED COMPENSATION PLAN

(Effective as of January 1, 2005)

ARTICLE I.   GENERAL

1.1   <u>**Name of Plan**</u> - The name of this plan shall be the MOLEX DEFERRED COMPENSATION PLAN (hereinafter the **"PLAN"**).

1.2   <u>**Purpose**</u> - The purpose of the PLAN is to extend to non-employee directors of MOLEX INCORPORATED (hereinafter referred to as **"MOLEX"**) a vehicle under which they may elect in advance to defer and invest future earnings in order to provide a settlement source of funds at retirement.

1.3   <u>**Effective Date**</u> - The effective date of the PLAN is January 1, 2005.

1.4   <u>**Plan Year**</u> - The PLAN YEAR shall be a year commencing July 1 and ending the following June 30 until December 31, 2004. After December 31, 2004, the PLAN YEAR shall be a year commencing on January 1 and ending the following December 31.

1.5   <u>**Eligibility**</u> - The non-employee directors of MOLEX (hereinafter **"PARTICIPANTS"**) are eligible to participate in the PLAN.

ARTICLE II.   DEFERRED COMPENSATION ACCOUNT

2.1   <u>**Establishment of Account**</u> - A separate deferred compensation account (hereinafter **"ACCOUNT"**) will be established and maintained for each PARTICIPANT.

2.2   <u>**Aggregate Value of Account**</u> - The AGGREGATE VALUE of a PARTICIPANT'S ACCOUNT will be determined by the amount of compensation that the PARTICIPANT elects to defer (**"DEFERRED COMP"**) plus the value added (or subtracted) from interest on cash equivalents, dividends and stock appreciation on stock equivalents depending on the growth pattern as more fully set forth in **ARTICLE IV** hereof, and reduced by distributions from the ACCOUNT.

2.3   <u>**Allocation of Deferred Compensation**</u> - DEFERRED COMP will be credited to the PARTICIPANT'S ACCOUNT as of the date such compensation would otherwise have been payable.

ARTICLE III.   INCOME TO BE DEFERRED

3.1   <u>**Type of Income**</u> - For each PLAN YEAR, a PARTICIPANT may defer any portion of his or her directors' fees.

3.2   <u>**Minimum Deferral**</u> - Any DEFERRED COMP for each PLAN YEAR must be at least $1,000.00 on an annual basis.

ARTICLE IV.   ACCOUNT GROWTH PATTERNS

4.1   <u>**Mutual Exclusivity for Each Annual Deferral**</u> - For each PLAN YEAR, a PARTICIPANT may choose to allow his ACCOUNT to accrue earnings (or losses) in accordance with one of the growth patterns set forth in this ARTICLE. Once DEFERRED COMP is credited to an established ACCOUNT, the PARTICIPANT may not switch prior DEFERRED COMP in that ACCOUNT for that year to an alternate growth pattern. The PARTICIPANT will be able to select an alternate growth pattern for future deferrals in other PLAN YEARS.

4.2   <u>**Interest Bearing Account**</u> – If an Interest Bearing Account is elected, the DEFERRED COMP for a particular PLAN YEAR will be treated as a cash ACCOUNT with interest compounded quarterly. The rate of interest shall change quarterly on the first day of July, October, January and April and be equal to the interest quoted for six-month treasury bills then in effect as determined by a brokerage firm or commercial bank.

4.3   Stock Account – If a stock account is elected, the DEFERRED COMP for a particular PLAN YEAR will be converted into stock units (**"UNITS"**), each UNIT corresponding to one share of MOLEX INCORPORATED Common Stock, $.05 par value (**"STOCK"**). The amount of UNITS shall be equal to the DEFERRED COMP divided by the fair market value of a share of STOCK on the date the compensation would otherwise have been payable. The resulting number of UNITS shall be credited to the PARTICIPANT'S STOCK ACCOUNT. Said UNITS shall be increased by imputing dividends (whether cash or stock) on each UNIT or fraction thereof which is credited to the PARTICIPANT under the PLAN on the applicable dividend record date. Such dividend UNITS will be converted into additional UNITS on the basis of current market value of the STOCK on the applicable dividend payment date. At the time of payment of any portion of the ACCOUNT, the UNITS to be distributed will be converted into shares of STOCK, with each whole UNIT representing one share of STOCK. All distributions from a PARTICIPANT'S STOCK ACCOUNT shall be made in the form of shares of STOCK, except that the value of any fractional UNIT shall be distributed in cash.

ARTICLE V.   DISTRIBUTION OF ACCOUNT

5.1   Time of Distribution - The distribution of the AGGREGATE VALUE to a PARTICIPANT shall be made or commence within thirty (30) days of the earliest of one of the following events:

1. termination of service with MOLEX after age 59½; or

2. age 59½ if termination with Molex occurs before age 59½; or

3. disability; or

4. death; or

5. an unforeseeable emergency; provided that the amount distributed shall not exceed the amount necessary to satisfy the emergency plus any amount necessary to pay taxes reasonably anticipated as a result of the distribution.

5.2   Form and Manner of Distribution – Except in the event of termination of service after age 59½, distribution shall be made in a lump sum. In the event of termination of service at or after age 59½, distribution shall be made in a lump sum unless, at the time of electing to defer compensation the PARTICIPANT elects to receive payment in two to ten annual installments, in which case distribution shall be made in installments, with each installment being equal to the cash or UNITS in the PARTICIPANT'S ACCOUNT immediately prior to the distribution, divided by the number of remaining payments to be made. A PARTICIPANT may change the distribution election with respect to payments on account of termination of service at or after age 59½ ("subsequent deferral election"); provided the subsequent deferral election (a) shall not take effect until the expiration of 12 months after it is filed with the Corporate Secretary or other person designated on a form provided by MOLEX, and (b) shall postpone the distribution (or commencement of the distribution) at least five (5) years from the date such distribution would otherwise have been made or commenced.

5.3   Definitions Under This Article – For purposes of this Article, the following definitions shall apply:

1. Disability shall mean that a PARTICIPANT is disabled by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last at least 12 continuous months and he or she is unable to engage in any substantial gainful activity.

2. Unforeseeable Emergency shall mean:

    •   Severe financial hardship resulting from a sudden and unexpected illness or accident of PARTICIPANT, spouse or dependent,

    •   Loss of property due to casualty, or

    •   Other similar extraordinary and unforeseeable circumstances arising from events beyond the PARTICIPANT'S control; but only to the extent such hardship, loss or circumstances are not and may not be relieved through reimbursement or compensation by insurance or otherwise, or be liquidation of the PARTICIPANT'S assets (to the extent such liquidation would not itself cause severe financial hardship).

ARTICLE VI. ELECTION TO DEFER COMPENSATION

6.1 **Number of Elections** - There may be only one deferral election for each PLAN YEAR, except for the PLAN YEAR commencing January 1, 2005 there shall be a first election that may have been made prior to July 1, 2004 for the twelve month period starting July 1, 2004 and ending June 30, 2005 and a second election prior to January 1, 2005 for the six month period starting July 1, 2005 and ending December 31, 2005.

6.2 **Revocability of Election** - Once a deferral election is made in writing for a particular PLAN YEAR, a PARTICIPANT may not change or revoke his/her deferral election.

6.3 **Time of Election** - The election to defer for each PLAN YEAR shall be made before the January 1 of such PLAN YEAR.

6.4 **Manner of Election** - A PARTICIPANT may elect to defer compensation by giving written notice to the Corporate Secretary or other person designated on a form provided by MOLEX. The PARTICIPANT will be required to provide the following information:

1. amount to be deferred;

2. growth pattern desired; and

3. the manner of distribution of the PARTICIPANT'S ACCOUNT (i.e., lump sum or installments) after the occurrence of one of the events requiring distribution under **paragraph 5.1**.

ARTICLE VII. ADMINISTRATION AND AMENDMENT OF PLAN

7.1 **Administration** - The Executive Committee of the Board of Directors of MOLEX, or its designee, shall act as the administrator of the PLAN (the **"ADMINISTRATOR"**).

7.2 **Powers of the Administrator** - The ADMINISTRATOR shall have the authority to adopt rules and regulations for carrying out the PLAN and interpret, construe and implement provisions of the PLAN. In addition, the ADMINISTRATOR shall have sole authority to authorize payment of all or any portion of an ACCOUNT to PARTICIPANTS in case of an unforeseeable emergency as defined in **paragraph 5.3**.

7.3 **Maintenance of Account** - The maintenance of each ACCOUNT will be the responsibility of the Corporate Finance Department. A statement will be sent to each PARTICIPANT advising him/her of the AGGREGATE VALUE of his/her ACCOUNT within sixty (60) days after the end of each PLAN YEAR.

7.4 **Amendment of Plan** - The PLAN may at any time be amended, modified or terminated by those members of the Executive Committee who are not eligible to participate under this PLAN, provided that any amendment intended to comply with the exemption from liability under Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-3(d) shall be made in the manner required under that rule. No amendment, modification or termination shall, without the consent of the PARTICIPANT, adversely affect the PARTICIPANT'S accruals in his ACCOUNT.

ARTICLE VIII.   MISCELLANEOUS

8.1   <u>Assignability</u> - To the extent permitted by law, no right to receive payments under the PLAN shall be transferable or assignable by a PARTICIPANT except by will or by the laws of decent and distribution, provided that a PARTICIPANT may name a beneficiary to receive any distribution from the PARTICIPANT'S ACCOUNT to be made after the PARTICIPANT'S death.

8.2   <u>Participant's Interest in Undistributed Aggregate Value</u> - The right of any PARTICIPANT to receive future installments under the provisions of the PLAN will be an unsecured claim against the general assets of MOLEX. MOLEX'S promise to pay the AGGREGATE VALUE will be a contractual obligation that shall not be evidenced by notes or secured in any way.

8.3   <u>Reservation of Shares</u> - One hundred fifty thousand (150,000) shares of Stock shall be reserved for delivery under the Plan. Such shares may be newly issued or treasury shares.

8.4   <u>Adjustment of Shares</u> - In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, shares of STOCK, or other securities or property), forward or reverse stock split, merger, reorganization, subdivision, consolidation or reduction of capital, recapitalization, consolidation, scheme of arrangement, split-up, spin-off or combination involving the Company or repurchase or exchange of shares of STOCK, or other securities of the Company, issuance of warrants or other rights to purchase shares of STOCK or other securities of the Company, or other similar corporate transaction or event affects the shares of STOCK such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (a) the number and type of shares of STOCK (or other securities or property) available for delivery under the Plan, and (b) the number and type of shares of STOCK (or other securities or property) credited to PARTICIPANTS' STOCK ACCOUNTS; and if deemed appropriate, make provision for a cash payment in lieu of payment in shares of STOCK.

8.5   <u>Securities Law Compliance</u> - If the Committee deems it necessary to comply with any applicable securities law, or the requirements of any stock exchange upon which STOCK may be listed, the Committee may impose any restriction on PARTICIPANTS' STOCK ACCOUNTS as it may deem advisable. All evidence of STOCK ownership delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which STOCK is then listed, and any applicable securities law. If so requested by the Company, the PARTICIPANT shall make a written representation to the Company that he or she will not sell or offer to sell any STOCK acquired under the Plan unless a registration statement shall be in effect with respect to such STOCK under the Securities Act of 1933, as amended, and any applicable state securities law or unless he or she shall have furnished to the Company evidence, in form and substance satisfactory to the Company, that such registration is not required.

If the Committee determines that the delivery of STOCK hereunder would violate any applicable provision of securities laws or the listing requirements of any national securities exchange or national market system on which are listed any of the Company's equity securities, then the Committee may postpone any such delivery, but the Company shall use all reasonable efforts to cause such delivery to comply with all such provisions at the earliest practicable date.